October 7, 2024

Jonathan Baliff
Chief Financial Officer
Redwire Corp
8226 Phillips Highway, Suite 101
Jacksonville, Florida 32256

        Re: Redwire Corp
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-39733
Dear Jonathan Baliff:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

1. We note that your disclosure in Note Q to the Financial Statements provides the net impact of the EAC adjustments for each annual period. Please revise your results of operations disclosure within MD&A to separately quantify gross favorable and gross unfavorable changes in estimates that are material to consolidated results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.
Supplemental Non-GAAP Information, page 43

2. We note that in your reconciliation of Net Income to Adjusted EBITDA, you include an adjustment for capital market and advisory fees. Footnote (iv) below the table indicates that these are "related to advisors assisting with transitional activities associated with becoming a public company, such as implementation of internal controls over financial reporting, and the internalization of corporate services,
 October 7, 2024
Page 2

       including, but not limited to, implementing enhanced enterprise resource planning systems." In light of the fact that you have been a public company for several years, please explain to us why you do not believe these costs represent normal recurring operating costs of the business. Similarly, please explain to us why you believe the litigation expense adjustment does not represent normal recurring expenses. See
       guidance in Question 100.01 of the SEC Staff   s Compliance & Disclosure
       Interpretations on Non-GAAP Financial Measures. Please advise or revise accordingly.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing